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03014763

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mowell Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

407 East Sixth Avenue
(No. and Street)

Tallahassee	Florida	32303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John B. Mowell — (850) 386-6161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James D. A. Holley & Co., P.A.
(Name – *if individual, state last, first, middle name*)

2878 Mahan Drive	Tallahassee	Florida	32308
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 04 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR 07 2003 WASH, D.C. 155

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John B. Mowell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mowell Financial Group, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kimberly A. Ritchey
MY COMMISSION EXPIRES August 6, 2005
#DD047899
Bonded thru Pain-Insurance
NOTARY PUBLIC, STATE OF FLORIDA

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. - Cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. Not applicable, there are none.
- ☒ (g) Computation of Net Capital.
- (1)☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (1)☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (1)☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. - Not required
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) Not applicable, exempt from the provisions of Rule 15c3-3 under paragraph (k) (2) (ii)

MOWELL FINANCIAL GROUP, INC.

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2002

CONTENTS

JAMES D. A. HOLLEY, C.P.A. (1899-1986)
ROBERT T. GRAVELY, C.P.A. (1926-1995)

HARRY A. MULLIKIN, JR., C.P.A.
CHARLES W. PENNINGTON, C.P.A.
JOHN A. MADDEN, C.P.A.
L. MCRAE HARPER, C.P.A.
GWYNNE Y. PARMELEE, C.P.A.
MATTHEW H. GILBERT, C.P.A.
JOAN S. MCINTYRE, C.P.A.
DONNA S. BERGERON, C.P.A.

JAMES D. A. HOLLEY & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS
2878 MAHAN DRIVE
TALLAHASSEE, FLORIDA 32308
TELEPHONE (850) 878-2494
FAX (850) 942-5645

MEMBERS
AMERICA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION
TAX SECTION
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Mr. John B. Mowell, President
Mowell Financial Group, Inc.
Tallahassee, Florida

We have audited the accompanying statement of financial condition of Mowell Financial Group, Inc. as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mowell Financial Group, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in pages 9 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James D. A. Holley & Co., P.A.

February 20, 2003

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash	$ 34,304
Accounts receivable	19,927
Investments	49,800
Cash value of life insurance	27,855
Employee advances	11,372
Deferred taxes	195,747
Office furniture and equipment	3,699
	$ 342,704

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 4,357
Note payable	100,000
	104,357
Stockholder's equity:	
Common stock; $1.00 par value:	
Authorized: 100 shares	
Issued and outstanding: 100 shares	100
Capital paid in excess of par value	49,900
Retained earnings	188,347
	238,347
	$342,704

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF INCOME
For the year ended December 31, 2002

Income:	
Commissions and fees	$ 509,767
Interest and dividends	9,954
Gain on investments	22,974
	542,695
Expenses:	
Salaries and commissions	374,981
Payroll taxes and employee benefits	50,924
Occupancy	64,465
Office	35,870
Telephone	19,116
Professional fees	22,499
Equipment rental and maintenance	13,231
Depreciation	5,129
Taxes and licenses	4,918
Travel	7,341
Other expenses	2,217
	600,691
Loss before income tax benefit	(57,996)
Income tax benefit	19,714
Net loss	$ (38,282)

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2002

	Common Stock	Paid In Capital	Retained Earnings
Balance, December 31, 2001	$ 100	$ 29,900	$ 226,629
Contribution to capital		20,000	
Net loss			(38,282)
Balance, December 31, 2002	$ 100	$ 49,900	$ 188,347

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (38,282)
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain on investments	(22,974)
Depreciation	5,129
Increase in receivables	(20,356)
Increase in deferred taxes	(19,715)
Decrease in payables	(1,852)
Net cash used in operating activities	(98,050)
Cash flows from investing activities:	
Proceeds from sale of securities	188,724
Purchase of equipment	(514)
Investment in cash value of life policy	(1,182)
Net cash provided by investing activities	187,028
Cash flows from financing activities:	
Note payments	(110,000)
Decrease in cash and cash equivalents	(21,022)
Cash and cash equivalents at beginning of year	55,326
Cash and cash equivalents at end of year	$ 34,304

Supplemental cash flow disclosures:
Noncash financing activities - reduction of debt through $20,000 contribution to paid in capital.

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a registered securities dealer. The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and with general practice within the securities dealers industry.

Cash and Cash Equivalents

Cash includes amounts in checking and money market accounts at banks, and investments in liquid asset funds.

Accounts Receivable

Accounts receivable represent amounts due for investment advisory fees from a related company. An allowance for bad debts has not been established because they were all current and collected after year end.

Investments

Investments in marketable securities are carried at market value. Gains and losses on securities are accounted for by the specific identification method.

Office Furniture and Equipment

Office furniture and equipment are stated at cost net of accumulated depreciation. Depreciation is computed by the straight-line method over estimated useful lives of 5-7 years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVESTMENTS

Investments consist of equity securities with a cost basis of $48,681, and market value of $49,800. Gain on investments for the year are market value gains of $20,608 and realized gains of $2,366.

3. OFFICE FURNITURE AND EQUIPMENT

These assets consisted of the following at December 31, 2002:

Furniture and equipment	$ 121,158
Leasehold improvements	7,757
	128,915
Less accumulated depreciation	125,216
	$ 3,699

NOTES TO FINANCIAL STATEMENTS

4. NOTE PAYABLE

The unsecured note is owed to the Company president. Principal and interest are due on demand. The principal was reduced $20,000 by a contribution to paid in capital.

5. BENEFIT PLANS

The Company maintains a profit sharing plan and a 401(k) plan which cover full-time employees after one year of service. The Company's general funding policy is to contribute amounts deductible for federal income tax purposes. Employees may contribute up to 15% of their compensation to the 401(k) plan. No Company contribution was made for 2002.

6. INCOME TAXES

The provision for income taxes reflected in the statement of income is the federal and state tax benefit of the net operating loss. This provision differs from the amount computed by applying the statutory federal income tax rates to income before income taxes because the Company received nontaxable dividends and is subject to state income taxes.

The temporary differences between the financial statement basis and the tax basis of assets and liabilities are as follows:

Deferred tax assets:	
Net operating loss carryforward	$ 189,072
Capital loss carryforward	7,672
	196,744
Deferred tax liabilities:	
Unrealized gain on securities	371
Depreciation	626
	997
Net deferred tax asset	$ 195,747

The Company has net operating loss carryforwards of $569,762 expiring in 2020 through 2023, and a capital loss carryforward of $20,751 expiring in 2005.

7. COMMITMENTS

The Company has operating leases for office equipment. The future minimum rental payments for the years 2003 through 2005 are $11,580, $6,766, and $457. Equipment rental expense for 2002 was $11,698.

8. RELATED PARTY TRANSACTIONS

The Company and Mowell Financial Group, N.A., which provides investment management services, are both wholly owned by their president, John B. Mowell, Sr. The companies share the occupancy costs for the building owned by the president. Mowell Financial Group, Inc. paid $36,750 in 2002. The Company was reimbursed $131,128 for services it provided to Mowell Financial Group, N.A. during 2002. Other operating costs of each company are sustained by the business incurring the expense.

9. NET CAPITAL REQUIREMENT

The Company is required to maintain net capital at the greater of $5,000 or 6.667% of total aggregate indebtedness. At December 31, 2002, net capital was $8,077 less than the required amount. This was the result of the NASD determining, subsequent to year end, that accounts receivable from an affiliate were nonallowable assets. The receivables were collected immediately upon NASD's determination.

MOWELL FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT, AND AGGREGATE INDEBTEDNESS
December 31, 2002

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$ 238,347
Deduct ownership equity not allowable for net capital	______
Total ownership equity qualified for net capital	238,347
Additions:	
None	
Deductions:	
Total nonallowable assets	232,492
Net capital before haircuts on securities positions	5,855
Haircuts on securities	6,975
Net capital	$ (1,120)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$ (1,120)
Minimum net capital required	$ 6,957	
Minimum dollar net capital requirement	$ 5,000	
Net capital requirement		6,957
Excess net capital		$ (8,077)
Excess net capital at 1,000%		$ (11,555)

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 104,357
Percent of aggregate indebtedness to net capital	- %

MOWELL FINANCIAL GROUP, INC.
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2002

Net capital - unaudited Form X-17A-5, Part IIA	$ (1,120)
Reconciling items - none	
Net capital - audited	$ (1,120)

SUPPLEMENTAL REPORT

Our examination of Mowell Financial Group, Inc. as of and for the year ended December 31, 2002, disclosed no material inadequacies.

James D. A. Holley & Co., P.A.

February 20, 2003